MAIL STOP 3561
								December 15, 2005

Ms. Lori Bolton, President
Matrix Ventures, Inc.
#5 2118 Eastern Avenue
North Vancouver, British Columbia
Canada V7L 3G3

RE: 	Matrix Ventures, Inc.
	Amendment 5 to Registration Statement on Form SB-2
	File Number: 333-120382
      Filed: December 9, 2005

Dear Ms. Bolton:

      We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We strongly suggest that the agreement of your president to lend funds to you be memorialized and filed as an exhibit.

Summary

2. Please update the expenditures indicated on page 5. Has the $10,000 due December 31, 2005 been paid?

3. Correct the heading to the unaudited balance sheet information.

Interest of Named Experts, page 20

4. See Item 509 of Regulation S-B concerning the legal fees which appear to be contingent on an effective registration statement.
Please describe those fees and their contingent nature as required by that Item.

5. Given that the officers-directors of this company have no apparent interest or prior knowledge or experience in the mining business, and given what, for this company, is a significant amount of legal fees for simply filing a routine opinion, please consider whether legal counsel(s) to this company may be considered as promoter(s), as defined. Please discuss as required per Item 509.

Proposed Budget and Total Program Costs, page 25

6. You state that, following completion of the phase three exploration program, you "will ensure" that you complete at least an additional $20,000 in exploration for phase four. This statement appears contradictory to the paragraph above which states that "if no further exploration is recommended on the property after the completion of any phase, we will likely allow the option respecting
the property to lapse."   Please clarify whether you will spend
the
additional $20,000 regardless the geologist recommendation or reconcile the inconsistency.

7. Please reflect phase four in the Proposed Budget section and discuss the activities to be conducted under the Geological
Assessment Report section on page 24.

8. You state that you "expect to proceed with the phase two exploration program in November 2005." Please update this statement and the prospectus throughout to reflect that you have commenced phase two. Please also provide an update on the status of the phase
II exploration and the cost.

9. The statement, "[o]ur current cash on hand of $3,848 as of December 9, 2005 will enable us to complete most of the phase two exploration program" appears inaccurate. To complete phase 2 program, you will need $10,000. Please revise.

Reports to Security Holders, page 27

10. Please update SEC address.

Plan of Operation, page 27

11. Please update your discussion for the next 12 months, the phase two exploration program, as well as phase four exploration.
Please
revise the disclosure throughout accordingly, including the amount of expenditures over the next 12 months.

12. We note your response to comment three in our letter dated November 18, 2005 that you will either have to raise additional capital through the sale of your common stock or receive loans from
directors.   Part II shows that your total registration costs are
$42,732. Before the registration statement becomes effective, please disclose clearly how much money you will need as well as the arrangements you have to raise the funds through the sale of your common stock and/or your arrangement to receive loans from directors.
In this regard, you should also consider the money you will need to raise for phase II, III, and IV explorations.

13. State the "current cash on hand" as of the latest practicable date prior to effectiveness.

Certain Relationships and Related Transactions, page 29

14. Please disclose the material terms of the loan arrangement you will enter with Ms. Bolton, mentioned on page 26, including the interest rate and the date payable.

Closing Statements

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.










      You may contact Brian Bhandari at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Yuna Peng at (202) 551-3391, or to Don Rinehart, who supervised the review of your filing, at (202) 551-3235.

Sincerely,



John Reynolds, Assistant Director

Office of Emerging Growth Companies

cc: 	Greg Yanke, Esq.
	Fax (604) 681-7622

	Val-U-Corp services, Inc.
	1802 N Carson Street, suite 212
	Carson city, Nevada, 89701

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Ms. Lori Bolton
Matrix Ventures, Inc.
page 1
02/08/2006